UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 4)
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TechTeam Global, Inc.
(Name of Subject Company (Issuer))

Platinum Merger Sub, Inc.
(Offeror)

a wholly-owned subsidiary of

Stefanini International Holdings Ltd
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value per share
(Title of Class of Securities)

878311109
(CUSIP Number of Class of Securities)

Antonio Carlos Barretto
Stefanini IT Solutions SA
Avenida Brigadeiro Faria Lima, 1355, 19th Floor
São Paulo, SP 001452-002
Brazil
Telephone:  011-55-11-3039-2065

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Diane Holt Frankle, Esq.
DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303
Telephone:  (650) 833-2026

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$94,311,421	$6,725

*
Estimated solely for the purpose of determining the filing fee in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation assumes the purchase of 11,190,781 shares of TechTeam Global, Inc. common stock at $8.35 per share. The transaction value also includes the aggregate offer price for 656,000 shares issuable pursuant to outstanding stock options with an exercise price less than $8.35 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefore by an amount equal to $8.35 minus such exercise price.

**
The amount of the filing fee calculated in accordance with the Exchange Act equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11(d) under the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $6,725	Form or registration no.: TO-T

Filing Party: Stefanini International Holdings Ltd and Platinum Merger Sub, Inc.	Date Filed: November 12, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Schedule TO”) that was originally filed with the Security and Exchange Commission on November 12, 2010 by (i) Platinum Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Stefanini International Holdings Ltd, a company incorporated and registered under the laws of England and Wales (“Stefanini”), and (ii) Stefanini. The Schedule TO relates to the purchase of all of the outstanding shares of common stock, par value $0.01 per share, of TechTeam Global, Inc. (“TechTeam”), at a purchase price of $8.35 per share, net to the seller in cash, without interest thereon and less any required tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1) and (a)(2) thereto, respectively. This Amendment is being filed on behalf of Merger Sub and Stefanini. The information set forth in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to Items 1 through 9 and 11 of this Amendment, and is amended and supplemented by the information specifically provided herein.

Capitalized terms used and not defined in this Amendment have the meanings assigned to such terms in the Offer to Purchase.

ITEM 11.  ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is amended and supplemented by adding the following text to such item:

At 12:00 midnight, New York City time, on December 10, 2010, the Offer expired as scheduled.  The Offer was not extended.  Based on the information provided by Computershare Trust Company, N.A., the depositary for the Offer, as of the expiration of the Offer, approximately 9,997,058 Shares were validly tendered and not validly withdrawn prior to the expiration of the Offer, including approximately 6,105 Shares subject to guaranteed delivery procedures.  Merger Sub has accepted for payment all Shares validly tendered and not validly withdrawn.  The Shares tendered and not validly withdrawn represents approximately 89.41% of the Shares outstanding.  Merger Sub also intends to exercise its Top-Up Option, pursuant to which TechTeam will issue Shares to Merger Sub, at a price per Share equal to the Offer Price, in an amount sufficient to ensure that Merger Sub and Stefanini can effect a short-form merger under applicable Delaware law.

As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to the Top-Up Option, Merger Sub and Stefanini will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of TechTeam.  Accordingly, Merger Sub and Stefanini intend to effect a “short-form” merger in which Merger Sub is merged with and into TechTeam, with Tech Team surviving the Merger and continuing as a wholly-owned subsidiary of Stefanini.  At the Effective Time of the Merger, any remaining Shares not tendered in the Offer (other than Shares held in TechTeam’s treasury or owned by Stefanini, Merger Sub or any direct or indirect wholly owned subsidiary of TechTeam or Stefanini or owned by stockholders of TechTeam who properly exercise appraisal rights under the DGCL) will be converted into the right to receive the same $8.35 per Share, net to the seller in cash, without interest thereon and less any required tax withholdings, paid in the Offer. As a result of the Merger, the Shares ceased to be traded on The Nasdaq Global Market.

The full text of the press release issued by Stefanini regarding the expiration of the Offer, announcement that Merger Sub has accepted for payment all Shares validly tendered and not validly withdrawn, and expected completion of the Merger is set forth as Exhibit (a)(14) hereto and is incorporated by reference herein.

ITEM 12.  EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(14)  Press Release, dated as of December 13, 2010, of Stefanini International Holdings Ltd”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 13, 2010

STEFANINI INTERNATIONAL HOLDINGS LTD

By:	/s/ Antonio Barretto
Antonio Barretto
Title: Duly authorised attorney

PLATINUM MERGER SUB, INC.

By:	/s/ Antonio Barretto
Antonio Barretto
Title: Secretary

EXHIBIT INDEX

(a)(1)	Offer to Purchase, dated November 12, 2010.*

(a)(2)	Form of Letter of Transmittal.*

(a)(3)	Form of Notice of Guaranteed Delivery.*

(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(6)	Form of Notice to Participant in the Government Solutions 401k Retirement Plan.*

(a)(7)
Joint Press Release issued by Stefanini International Holdings Ltd and TechTeam Global, Inc. on November 2, 2010 (incorporated by reference to Exhibit 99.2 attached to the Form 8-K filed with the SEC by TechTeam Global, Inc. on November 2, 2010).

(a)(8)	Form of Letter to Customers of TechTeam Global, Inc. (incorporated by reference to Exhibit 99.3 attached to the Form 8-K filed with the SEC by TechTeam Global, Inc. on November 2, 2010).

(a)(9)
Joint Proposed Merger Overview Presentation by Stefanini and TechTeam to TechTeam Customers (incorporated by reference to the pre-commencement communication on Schedule TO filed with the SEC by Stefanini International Holdings Ltd and Platinum Merger Sub, Inc. on November 4, 2010).

(a)(10)
Joint Proposed Amended Merger Overview Presentation by Stefanini and TechTeam to TechTeam Customers (incorporated by reference to pre-commencement communication on Schedule TO filed with the SEC by Stefanini International Holdings Ltd and Platinum Merger Sub, Inc. on November 8, 2010)

(a)(11)	Summary Newspaper Advertisement published in The New York Times on November 12, 2010.*

(a)(12)	Press Release issued by Stefanini International Holdings Ltd on November 12, 2010.*

(a)(13)	Joint Press Release, dated as of November 23, 2010, of Stefanini International Holdings Ltd and TechTeam Global, Inc.

(a)(14)	Press Release, dated as of December 13, 2010, of Stefanini International Holdings Ltd.

(b)(1)	Credit Agreement dated December 7, 2010 between HSBC Private Bank (Suisse) S.A. and Platinum Merger Sub, Inc.*

(b)(2)	Letter Agreement re: Term Loan Facility, dated December 7, 2010, between Bank of America N.A. and Platinum Merger Sub, Inc.*

(d)(1)
Agreement and Plan of Merger, dated as of November 1, 2010, by and among Stefanini International Holdings Ltd, Platinum Merger Sub, Inc. and TechTeam Global, Inc. (incorporated by reference to Exhibit 2.1 attached to the Form 8-K filed with the SEC by TechTeam Global, Inc. on November 2, 2010).

(d)(2)
Guarantee, dated as of November 1, 2010, by Marco Antonio Stefanini, Maria das Graças Vuolo Sajovic, Stefanini Participações Ltda., and Stefanini Consultoria e Assessoria em Informatica S.A. in favor of TechTeam Global, Inc. (incorporated by reference to Exhibit 99.1 attached to the Form 8-K filed with the SEC by TechTeam Global, Inc. on November 2, 2010).

(d)(3)
Form of Tender and Support Agreement, dated as of November 1, 2010, by and among Stefanini International Holdings Ltd, Platinum Merger Sub, Inc. and each of the following:  Costa Brava Partnership III L.P. and Emancipation Capital, LLC (incorporated by reference to Exhibit 3 attached to the Schedule 13D filed with the SEC by Stefanini International Holdings Ltd, Platinum Merger Sub, Inc., Marco Antonio Stefanini and Maria das Graças Vuolo Sajovic on November 10, 2010).

(g)	Not applicable.

(h)	Not applicable.

* Previously filed with the Schedule TO